ElectroniXiQ, Inc.



ANNUAL REPORT

88 North Avondale Rd.

Avondale Estates, GA 30002

0

https://teamxiq.com/

This Annual Report is dated December 7, 2021.

BUSINESS

ElectroniXiQ was formed on April 15, 2015 ("Inception") in the State of Georgia as a Limited Liability Company (LLC). The company converted to a Georgia corporation on May 19, 2017. On December 28, 2020, ElectroniXiQ, Inc. (the Georgia corporation), established a holding company structure through a share exchange agreement with a newly formed Delaware corporation, ElectroniXiQ Holdings, Inc. Under the terms on this share exchange, each shareholder of ElectroniXiQ, Inc exchanged their shares of common stock for shares of common stock of ElectroniXiQ Holdings, Inc. As it is common in these types of holding company structures, the original corporation, ElectroniXiQ Inc. will continue to manage commercial and day-to-day operations, while the newly created ElectroniXiQ Holdings Inc. will oversee investment opportunities and issuance of new shares.

ElectroniXiQ produces and develops vehicle activation and engagement technologies. The company's main product, FleetQi™ (FKA the Stinger), replaces key ignition systems currently in use on golf carts, ATVs (all-terrain vehicles), UTVs (utility vehicles) and other similar vehicles. The FleetQi™ (FKA the Stinger), generates a secured PIN code that starts the vehicle instead of the vehicle's conventional key. The Stinger Pro app interfaces with the FleetQi™ (FKA the Stinger), unit to provide secured mobile activation and user engagement. The company is currently developing

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

None.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Revenues
2020 sales of $105,444 were 46% higher than 2019 sales of $72,137. The company sold 773 stinger units in 2020 versus 664 in 2019.

Cost of sales
2019 cost of sales were $53,958 versus $39,231 in 2019. Cost of sales includes COGS, outsourced direct labor & assembly, manufacturing overhead related costs, shipping and other direct costs. COGS include core components used in the assembly of each unit: plastic enclosure, PCB (printed circuit board), and keypads, along with other components (cables, fuses, bolts/nuts, etc.).

Gross margins
2020 gross profit was $51,486 (48% margin) versus $32,906 (46% margin) in 2019. Better margin in 2020 is primarily related to higher sales per unit average price versus 2019.

Expenses
2020 expenses of $66,597 were 18% lower than 2019 expenses of $81,127. Included in this "Expenses" category are general administrative expenses, sales and marketing, and R&D expenses. 2020 general and administrative expenses were 34% or $18K lower than 2019. Most of this decrease comes from no stock compensation expense recorded in 2020, as these shares were fully vested in 2019. Sales and marketing expenses were 33% lower in 2020, primarily due to less business development expenses. R&D related expenses in 2020 were $7K or 44% higher versus 2019.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $43,521.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Capital One Credit Card
Interest Rate: 16.99%
Material Terms: Credit card

Creditor: Small Business Administration
Interest Rate: 3.75% per year
Maturity Date: June 16, 2050
Material Terms: $13,500 principal

Creditors: 6 convertible note holders
Interest Rate: 10% per year
Maturity Date: Several between 9/20/21 and 9/18/22
Material Terms: $127,000 aggregate principal

Creditor: Steven Hickson
Interest Rate: interest free
Material Terms: $9,568 principal

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Karlos Walkes: Founder, President, Director, CEO
Florien Meier: Founder, Vice President, Director, CTO
Steven Hickson: Director, CFO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Karlos Walkes / Voting Common Stock / 978,773 shares / 40% of total outstanding shares
Florian Meier / Voting Common Stock / 978,773 shares / 40% of total outstanding shares

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001

per share. As of December 31, 2020, 2,443,732 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws:

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) Voting Rights.

(i) Voting Common Stock. Except as otherwise required by law or these Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

ElectroniXiQ, Inc.'s patents and other intellectual property could be unenforceable or ineffective.

One of the Electronixiq, Inc.'s most valuable assets is its intellectual property and our path of innovation. We currently hold 2 issued provisional patents, as well as Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and our software development that supports the adaptability, versatility and evolution of our smart devices. The Company's current value depends on the strength of these patents and the IoT system in which our patent pending devices will interface. ElectroniXiQ, Inc. intends to continue to file additional patent applications and build its intellectual property portfolio. We have already developed new technologies related to vehicle, equipment and machine engagement Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. It is important to note that our provisional and non-provisional patents are recognized internationally in all major countries. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. Our goal obviously is to have the necessary intellectual property protection to safeguard our innovations. Understand we know that maintaining our market edge doesn't stop there. XiQ is also determined to render any competition irrelevant with backend software development that continually improves our product functionality and performance. With the proper investment, we can outpace the competition with rapid action innovation. Thus, always keeping any copycats reacting instead of being able to act against us.

There may be potential competitors who are better positioned than ElectroniXiQ, Inc. is to take the majority of the market.

We will compete with larger, established companies who currently may have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Stinger or Stinger "Boss" developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. The keyless ignition and electric vehicle industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished. With that said, it is important to understand the need for our continuous evolving software development that will be much more difficult to replicate.

ElectroniXiQ, Inc. is a brand-new company in a new and unproven industry.

ElectroniXiQ, Inc. has a limited history, limited clients, and minimal revenues to date. If you are investing in this company, it's because you think the ElectroniXiQ, Inc. Stinger is a good idea, that ElectroniXiQ, Inc. will be able to secure the intellectual property rights to the ElectroniXiQ, Inc. Stinger and that ElectroniXiQ, Inc. will retain the exclusive marketing and manufacture rights to the ElectroniXiQ, Inc. Stinger unless licensed by the Company, and that ElectroniXiQ, Inc.will be able to successfully market, manufacture and sell the ElectroniXiQ, Inc. Stinger, that we can price it right and sell it to enough people so that the company will succeed. We have a minimal number of units to date in establishing proof of concept. Further, ElectroniXiQ, Inc. has never turned a profit and there is no assurance that it will ever be profitable The keyless ignition is a completely new product that we have recently introduced into Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a keyless ignition product that generates significant sales, rendering our intellectual property worthless. The Company will only be able to create value if people are persuaded to buy a keyless ignition . This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Even if ElectroniXiQ, Inc. raises the maximum sought in this offering, we may need to raise additional funds in order to be able to start manufacturing operations.

ElectroniXiQ, Inc. estimates that we will require at least $50,000 to commence further commercial production of the ElectroniXiQ, Inc. Stinger. We believe that we will be able to finance the commercial production of the ElectroniXiQ, Inc. Stinger through pre-payment for orders. We believe this should be achievable but if we are unable to do so, it is possible we may need to raise additional money from bank loans, future sales of securities or some combination thereof.

The loss of one or more of ElectroniXiQ, Inc.'s key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, ElectroniXiQ, Inc. requires capable people to run its day to day operations. As ElectroniXiQ, Inc. grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and ElectroniXiQ, Inc. performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer or it may happen at a price that results in you losing money on this investment. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth.

ElectroniXiQ, Inc. could fail to achieve the growth rate we expect even with additional investments.

We expect to generate a significant amount of growth from the investments we will make into marketing an exciting and innovative product. Especially public relations strategies surrounding the Stinger and Stinger Boss product. However, it is possible that marketing is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

ElectroniXiQ, Inc.'s current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we deliver to customers. Similarly, it is possible that a defect during the manufacturing process could trigger a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

Credit might not be available when ElectroniXiQ, Inc. needs it and issuing more equity to raise working capital may dilute your ownership interest or may not be possible.

ElectroniXiQ, Inc. anticipates future needs to access credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If ElectroniXiQ, Inc. cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in ElectroniXiQ, Inc. performing below expectations, which could adversely impact the value of your investment.

The cost of enforcing ElectroniXiQ, Inc.'s patents could prevent us from enforcing them.

Patent litigation has become extremely expensive. Even if ElectroniXiQ, Inc. believes that a competitor is infringing on one or more of our patents, it is possible we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Supplier concentration could disrupt operations.

ElectroniXiQ, Inc. relies on third parties for the supply and manufacture of the Stinger and StingerBoss, some of which are sole-source suppliers. ElectroniXiQ, Inc.'s management believes that outsourcing manufacturing enables greater scale and flexibility. As demand and product lines change, ElectroniXiQ, Inc. periodically evaluates the need and advisability of adding manufacturers to support its operations. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, ElectroniXiQ, Inc. may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all. ElectroniXiQ, Inc.also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics .

Inventory Management Risk can present an added cost to business that could impair cash flow and net income.

If ElectroniXiQ, Inc. is unable to manage our inventory effectively, our gross margins will be adversely affected. This in turn could impair cash flow and net income and amounts available for distribution negatively impacting your investment. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have an adverse effect on our operating results, financial condition and cash flows. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships and diminish brand loyalty. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations, financial condition and cash flows from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

Supply Chain Risk.

Risks to our business include the need to effectively manage our costs and supply chain associated with global sourcing and manufacturing and the failure to manage such risks effectively can adversely impact on our results of operations. In recent years, uncertain global and regional economic conditions have affected international trade and caused a rise in protectionist actions around the world. These trends are affecting many global manufacturing and service sectors. Where trade protection measures are implemented, we believe that we have the ability to develop, over a period of time, adequate alternative sources of supply for the products obtained from our present suppliers. If events prevented us from acquiring products from our suppliers in a particular country, our operations could be temporarily disrupted and we could experience an adverse financial impact. However, we believe we could abate any such disruption, and that much of the adverse impact on supply would, therefore, be of a short-term nature, although alternate sources of supply might not be as cost-effective and could have an ongoing adverse impact on profitability.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property

Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be able to successfully launch other competitive products that may be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges

We may discover that the optimal retail price points for keyless ignition is below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is some likelihood we will face product liability lawsuits

We sell a product that controls a moving electric or gas vehicle. We have never been sued, but the possibility does exist. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt the Company, which would significantly reduce the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in China to source and assemble our printed circuit boards. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.

If the U.S. dollar becomes significantly weaker compared to the foreign currencies , our keyless ignition products will likely cost us more to purchase and adversely impact the economics of our business and your investment. Additionally, there has been, and may continue to be, volatility in currency exchange rates as a result of the United Kingdom's June 23, 2016 referendum in which voters approved the United Kingdom's exit from the European Union, commonly referred to as "Brexit." Any international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses could be affected by currency fluctuations, specifically amounts recorded in foreign currencies and translated into U.S. Dollars for consolidated financial reporting, as weakening of foreign currencies relative to the U.S. Dollar adversely affects the U.S. Dollar value of the Company's foreign currency-denominated sales and earnings. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance.

We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us

We may in the future extend credit terms to some of our retail partners in the United States. As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 7, 2021.

ElectroniXiQ, Inc.

By /s/ *Karlos Walkes*

      Name: Karlos Walkes

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



ElectroniXiQ

COMBINED FINANCIAL STATEMENTS for:

ElectroniXiQ, Inc. (Georgia corporation)

ElectroniXiQ Holdings, Inc. (Delaware Corporation)

(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2019 and 2020



ElectroniXiQ
COMBINED BALANCE SHEET
(unaudited)
As of 12/31/2020

	ElectroniXiQ Inc	ElectroniXiQ Holdings Inc	Eliminations	Combined 12/31/2020	12/31/2019
Assets					
Current assets					
Cash	$43,521	$0		$43,521	$7,521
Accounts receivable	$139	$0		$139	$22,900
Inventory	$25,532	$0		$25,532	$35,731
Prepaid expense	$6,214	$0		$6,214	$4,837
Other current assets	$0	$0		$0	$0
Total current assets	**$75,405**	**$0**	**$0**	**$75,405**	**$70,988**
Property and equipment, net	$2,392	$0		$2,392	$4,783
Intangible assets, net	$24,928	$0		$24,928	$27,497
Investment in ElectroniXiQ Inc	$0	$222,702	($222,702)	$0	$0
Other assets	$0	$0		$0	$0
Total assets	**$102,724**	**$222,702**	**($222,702)**	**$102,724**	**$103,268**
Liabilities & Equity					
Current liabilities					
Accounts payable	$10,536	$0		$10,536	$3,605
Lines of credit	$5,638	$0		$5,638	$10,638
Deferred revenue	$0	$0		$0	$0
Notes payable- current	$61,397	$0		$61,397	$44,100
Other	$9,613	$0		$9,613	$9,690
Total current liabilities	**$87,183**	**$0**	**$0**	**$87,183**	**$68,032**
Notes payable- long term, net of current portion	$88,211	$0		$88,211	$136,908
Other long-term loans	$13,795	$0		$13,795	
Total liabilities	**$189.189**	**$0**	**$0**	**$180,242**	**$204,940**
Equity					
Investment from ElectroniXiQ Holdings, Inc	$222,702	$0	($222,702)	$0	$0
Common Stock	$0	$2,444		$2,444	$23,788
Additional Paid-In-Capital	$0	$242,816		$242,816	$174,924
Discount on Common	$0	($22,558)		($22,558)	($22,558)
Treasury Stock	$0	$0		$0	$1,048
Retained Earnings (Accumulated Losses)	($278,874)	$0		($278,874)	($215,845)
Current Period Income (loss)	($30,293)	$0		($30,293)	($63,029)
Total Equity	**($86,465)**	**$222,702**	**($222,702)**	**($86,465)**	**($101,672)**
Total liability and equity	**$102,724**	**$222,702**	**($222,702)**	**$102,724**	**$103,268**



ElectroniXiQ
COMBINED STATEMENT OF OPERATIONS
(unaudited)

For period ended December 31, 2020

	ElectroniXiQ Inc	ElectroniXiQ Holdings Inc	Combined Total 2020	Total 2019
Revenues	$105,444	$0	$105,444	$72,137
Cost of revenues	$53,958	$0	$53,958	$39,231
Gross profit	$51,486	$0	$51,486	$32,906
Operating expenses				
General and administrative	$35,615	$0	$35,615	$53,742
Sales and marketing	$7,338	$0	$7,338	$10,987
Research & development	$23,644	$0	$23,644	$16,398
Total operating expenses	$66,597	$0	$66,597	$81,127
Operating income/ (loss)	($15,111)	$0	($15,111)	($48,220)
Other (income)/ expense				
Interest expense	$16,474	$0	$16,474	$13,666
Other miscellaneous expense/(Income)	($1,292)	$0	($1,292)	$1,143
Total other (income) expense	$15,182	$0	$15,182	$14,809
Net income (loss)	**($30,293)**	**$0**	**($30,293)**	**($63,029)**



ElectroniXiQ

Combined Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income/ (Loss)	($30,293)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation and amortization	$12,387
Stock Based Compensation	$0
Changes in Operating Activities	
Accounts Receivable (A/R)	$22,761
Inventory	$10,199
Prepaid Expenses	($1,377)
Accounts Payable (A/P)	$1,931
Other Payables	$27,818
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$43,426**
INVESTING ACTIVITIES	
Patents & Licenses	($2,940)
Capitalized Apps & Software Design	($4,487)
Net cash provided by investing activities:	**($7,427)**
FINANCING ACTIVITIES	
Proceeds from C-Notes Payables	$0
Net cash provided by financing activities	**$0**
Net cash increase for period	**$36,000**
Cash at beginning of period	$7,521
Cash at end of period	**$43,521**



ElectroniXiQ
COMBINED STATEMENT OF EQUITY

As of 12/31/2020

	Common Stock		Paid-In-Capital / (Discount on Common)	Treasury Shares	Retained Earnings / (Accumulated Losses)	Total
	Shares	**Par Value**				
Balance @ 12/31/2019	**2,391,491**	**$23,788**	**$152,366**	**$1,047**	**($278,874)**	**($101,672)**
Common Shares issued: C-Notes Conversion- par value $0.001	52,241	$522	$44,978			$45,500
Adjustments	0	($21,867)	$22,914	($1,047)	$0	$0
Current Period Net Income / (Loss)					($21,346)	($21,346)
Balance @ 12/31/2020	**2,443,732**	**$2,444**	**$220,258**	**$0**	**($300,220)**	**($77,518)**

Note: Adjustments to Par-value price related to share exchange plan



ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

ElectroniXiQ was formed on April 15, 2015 ("Inception") in the State of Georgia as a Limited Liability Company (LLC). The company converted to a Georgia corporation on May 19, 2017.

On December 28, 2020, ElectroniXiQ, Inc. (the Georgia corporation), established a holding company structure through a share exchange agreement with a newly formed Delaware corporation, ElectroniXiQ Holdings, Inc. Under the terms on this share exchange, each shareholder of ElectroniXiQ, Inc exchanged their shares of common stock for shares of common stock of ElectroniXiQ Holdings, Inc. As it is common in these types of holding company structures, the original corporation, ElectroniXiQ Inc. will continue to manage commercial and day-to-day operations, while the newly created ElectroniXiQ Holdings Inc. will oversee investment opportunities and issuance of new shares.

Accordingly, the financial statements represented and reported herein combine activity from both entities under the name ElectroniXiQ (which may also be referred to as the "Company", "we," "us," or "our"). These combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in the city of Avondale Estates, in the state of Georgia.

ElectroniXiQ produces and develops vehicle activation and engagement technologies. The company's main product, the Stinger, replaces key ignition systems currently in use on golf carts, ATVs (all-terrain vehicles), UTVs (utility vehicles) and other similar vehicles. The Stinger generates a secured PIN code that starts the vehicle instead of the vehicle's conventional key. The Stinger app interfaces with the Stinger unit to provide secured mobile activation and user engagement. The company is currently developing additional features and technologies compatible with existing Stinger models, as well as future hardware and/or software.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.



The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2020, the company had a combined cash bank balance of $43,521.

Accounts Receivable
Accounts receivable are reported net of allowance for bad debts. This amount represents the amount management expects to collect from outstanding balances. As of December 31, 2020, the company showed an accounts receivable balance of $139. Also, the company has not recorded any allowance for bad debts, as all sales have been collected.

Inventories
Inventories consist primarily of assembled units, and/or components necessary for the assembly of products. Components are primarily plastic enclosures, printed circuit boards, and keypads needed to manufacture all "Stinger" models. Inventories are recorded using the FIFO (first-in, first-out) method.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the useful life of the asset. The only asset recorded under this line item is a plastic mold tooling needing in the production of the plastic enclosures that go into each product unit. Useful life for this equipment is estimated at 60 months.

Intangible Assets
The company capitalizes patent related costs, mobile app/software development costs, and branding & marketing design costs under Intangible Assets. As of December 31, 2020, amortization expense recorded was related to mobile app/software development costs, marketing costs related to retail packaging design, and granted patents. App/software development costs are amortized using the straight-line method over an estimated useful life of 24 months, while marketing design costs are amortized over 36 months. Costs related to patents are amortized over 8 years from the date the patent is granted.

Revenue Recognition
The Company recognizes revenues from sales of stinger units and/or other products/services directly to consumers, retailer, or wholesaler when (a) persuasive evidence that an agreement exists; (b) the products have been shipped and/or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock award has been estimated on the date of grant using a revenue multiple valuation model.

Cost of Revenues
Cost of Revenues include all manufacturing related costs (direct materials, direct labor, and manufacturing overhead), shipping and handling, and all other costs related the production and sales of stinger units.



Research and Development
Product development costs are incurred during the process of researching, testing, and developing products and technologies and future manufacturing processes.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consisted of the following:

	2020	**2019**
Equipment	$11,957	$11,957
Computer & Software	$0	$0
Furniture & Fixtures	$0	$0
Leasehold Improvements	$0	$0
Total Property & Equipment	$11,957	$11,957
Accumulated Depreciation	($9,566)	($7,174)
	$2,392	**$4,783**

The Equipment line item pertains solely to a plastic mold tool used to make the plastic enclosures that go into the assembly of the company's core products. This mold is being depreciated on a straight-line basis with a useful life of 60 months. For 2020, the company recorded depreciation expense of $2,391. This expense is being reported as manufacturing overhead under "Cost of Revenues".



NOTE 4 – INTANGIBLE ASSETS

As of December 31, 2020, intangible assets consisted of the following:

	2020	2019
Patents	$23,289	$20,349
Mobile App & Software Development	$52,860	$50,625
Branding & Marketing Assets	$7,469	$5,217
Total Intangible Assets	$83,618	$76,191
Accumulated Amortization	($58,690)	($48,695)
	$24,927	**$27,497**

Amortization expense recorded during 2020 was $9,996 related to mobile app and software development, capitalized marketing design costs, and granted patents. App/software development and marketing design costs are amortized based on an estimated useful life of 24 and 36 months, respectively. Patents are amortized over 8 years from the date the patent is granted.

NOTE 5 – DEBT

As of December 31, 2020, ElectroniXiQ had the following debt:

	2020	2019
Current Liabilities		
Accounts Payable	$10,536	$3,605
Lines of Credit		
Capital One Business Credit Card	$5,638	$10,638
Kabbage Line of Credit	$0	$0
Sub-total Lines of Credit	$5,638	$10,638
Current Portion- Long Term Debt		
Convertible Notes	$50,000	$35,000
Accrued Interest (C-Notes)	$11,397	$9,100
Sub-total Current Portion of LTD	$61,397	$44,100
Other		
Related Party Loan (Steven Hickson)	$9,568	$9,568
Other	$45	$122
Sub-total Other	$9,613	$9,690
Total Current Liabilities	$87,183	$68,032
Long Term Liabilities		
Convertible Notes- net of current portion	$77,000	$127,000
Accrued Interest (C-Notes)	$11,211	$9,908
SBA Loan (principal & accrued interest)	$13,795	$0
Total Long-Term Liabilities	$102,006	$136,908
Total Debt	**$189,189**	**$204,940**



Convertible Notes
As of December 31, 2020, the company's debt was primarily composed of $150K ($127K principal and $23K accrued interest) in convertible notes. The notes bear an interest rate of 10% per annum and varied maturity dates ranging from September 20, 2021 to September 18, 2022. Interest on these notes is accrued monthly but will be paid in arrears at maturity. The current portion (notes due within the next 12 months) of these convertible notes are reported under the current liabilities section. Equity conversion of these notes is triggered by a qualified equity raise of at least $500K or maturity of the convertible note.

During 2020, three convertible notes totaling $45,500 (principal plus accrued interest) matured. As per Section 4 of the Convertible Note Agreement, each note holder elected to convert their notes (principal plus accrued interest) into common shares. The conversion resulted in 52,241 common shares issued to each of these three convertible notes holders.

Capital One Business Credit Card
The company also uses a business credit card issued by Capital One, As of December 31, 2020, the balance on this credit card was $5,638.

Economic Disaster Injury Loan
On June 16, 2020, the company was granted a small business administration loan for $13,500 under the COVID-19 Economic Disaster Relief program. The loan carries an interest rate of 3.75% per annum and a term of 30 years. Repayment is deferred for one year.

Related Party Transactions
As of December 31, 2020, the company had only one related party transactions: an interest-free loan for $9,568 from Steven Hickson, the company CFO, and a Shareholder.

The interest free loan from Steven Hickson is to be repaid by the company as cash flow permits. In connection with this loan, Steven Hickson was issued a Warrant granting him the right to purchase up to $19,000 worth of equity shares in the company within a year following the next round of priced equity raise. The warrant carries a 50% discount over the price equity raise price per share.

Steven Hickson's loan has been recorded under "Other" on the current liabilities section of the balance sheet.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. As of December 31, 2020, there were no material commitments.

NOTE 7 – STOCKHOLDERS' EQUITY

On December 28, 2020, ElectroniXiQ, Inc. (the Georgia corporation), established a holding company structure through a share exchange agreement with a newly formed Delaware corporation, ElectroniXiQ Holdings, Inc. Under the terms on this share exchange, each shareholder of ElectroniXiQ, Inc exchanged their shares of common stock for shares of common stock of ElectroniXiQ Holdings, Inc. As it is common in these types of holding company structures, the original corporation, ElectroniXiQ Inc. will continue to manage commercial and day-to-day operations, while the newly created ElectroniXiQ Holdings Inc. will oversee investment opportunities and issuance of new shares.



Common Stock
The company authorized the issuance of 10,000,000 shares of common stock, with par value of $0.001 per share.

As of December 31, 2020, the company has issued 2,443,732 shares of common stock: 2,429,586 voting common shares with par value of $0.001 issued to founders and former convertible note holders and 14,146 non-voting common shares with par value of $0.001 issued to regulation CF investors.

Conversion of Notes
During 2020, three convertible notes totaling $45,500 (principal plus accrued interest) matured. As per Section 4 of the Convertible Note Agreement, each note holder elected to convert their notes (principal plus accrued interest) into common shares. The conversion resulted in 52,241 common shares issued to each of these three convertible notes holders.

Restricted Stock Based Compensation / Stock Award Agreements
2,282,476 common shares were part of a stock award agreement compensation plan to founders and executives of the company. As of December 31, 2019, all these shares had fully vested; therefore, the company did not record any stock-based compensation expense during 2020.

NOTE 8 – RELATED PARTY TRANSACTIONS

As disclosed under NOTE 3- DEBT, the company currently holds an interest free loan for $9,568 from Steven Hickson, one of the company's officers and shareholders.

The interest free loan from Steven Hickson is to be repaid by the company as cash flow permits. In connection with this loan, Steven Hickson was issued a Warrant granting him the right to purchase up to $19,000 worth of equity shares in the company within a year following the next round of priced equity raise. The warrant carries a 50% discount over the price equity raise price per share.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 1, 2021.

On January 7, 2021, the company entered into a stock purchase agreement with SportsTech Accelerator Fund LLC. Under the terms of this agreement, SportsTech agreed to purchase 242,658 shares of common stock for an investment of $50,000 and the opportunity for ElectroniXiQ to participate in a 12-week accelerator program. The program provides participating companies hands-on education and skills development, support resources, access to mentoring, networking, and contacts with advisors. This stock purchase agreement was finalized on February 22, 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Karlos Walkes, Principal Executive Officer of ElectroniXiQ, Inc., hereby certify that the financial statements of ElectroniXiQ, Inc. included in this Report are true and complete in all material respects.

Karlos Walkes

Principal Executive Officer